SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C.  20549


                                FORM 8-A


                             CURRENT REPORT

            FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR (g) OF THE
                     SECURITIES EXCHANGE ACT OF 1934



                      ELECTRONIC CLEARING HOUSE, INC.

           (Exact name of registrant as specified in its charter)



  NEVADA                                                  93-0946274

(State or other jurisdiction                          (IRS Employer
 of incorporation)                                     Identification No.)



  28001 Dorothy Drive,    Agoura Hills, California            91301
      (Address of principal executive offices)                (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:


                                 none



Securities to be registered pursuant to Section 12(g) of the Act:


                      Preferred Stock Purchase Rights

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


               On September 30, 1996, the Board of Directors of Electronic Clearing House, Inc. ("Company") declared a dividend of one preferred share purchase right ("Right") for each outstanding share of common stock, par value of $0.01 ("Common Stock"), of the Company. The dividend is payable on September 30, 1996 ("Record date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of series A Junior Participating Preferred Stock, no par value ("Preferred Stock"), of the Company at a price of $0.50 per one one-hundredth of a share of Preferred Stock ("Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of September 30, 1996 ("Rights Agreement") between the Company and Oxford Transfer & Registrar, as Rights agent ("Rights Agent").

          Initially, the Rights will be attached to all certificates representing Common Stock then outstanding, regardless of whether any such certificates have a copy of this Summary of Rights attached thereto, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that, without the prior consent of the Board of Directors, a person or group of affiliated or associated persons ("Acquiring Person") have acquired beneficial ownership of twenty-percent (20%) or more of the outstanding Common Stock ("Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of twenty-percent (20%) or more of such outstanding Common Stock.

          The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificate for Common Stock, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on September 30, 2006 ("Final Expiration Date"), unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

          The Purchase Price payable, and the manner of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidence of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

          The number of outstanding Rights and the number of one one-hundredth of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or a subdivision, consolidation or combination of the Common Stock occurring, in any such case, prior to the Distribution Date.

          Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

          Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of preferred Stock will be entitled to a minimum preferential dividend payment of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holder of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

          In the event that any person becomes the beneficial owner of